SECUR 02019235 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED APR 03 2002 WASHINGTON DC 366

SEC FILE NUMBER
8- 47318

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
New: BAllentine Investments Inc
former: BALLENTINE & BAUER INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 PLUM TREE ROAD
(No. and Street)

BARRINGTON (City) ILLINOIS (State) 60010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM A BALLENTINE 847/462-9300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINANCIAL MANAGEMENT RESOURCES, INC. - SANTOWSKI, BERNARD P.
(Name — *if individual, state last, first, middle name*)

1317 TALLY HO DRIVE (Address) ADDISON (City) ILLINOIS (State) 60101 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 4/5/02

OATH OR AFFIRMATION

I, WILLIAM A BALLENTINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALLENTINE & BAUER INVESTMENTS, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

"OFFICIAL SEAL"
Richard R. Nelson
Notary Public, State of Illinois
Lake County
My Commission Expires August 24, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Management Resources

To the Board of Directors and
Shareholders of
Ballentine & Bauer Investments, Inc.

We have audited the accompanying balance sheet of Ballentine & Bauer Investments, Inc. as of December 31, 2001, and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ballentine & Bauer Investments, Inc. at December 31, 2001, and the results of operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. We have found no material inadequacies in the reporting.

Bernard P. Santoli, PA

Financial Management Resources, Inc.
Addison, Illinois
April 2, 2001

1317 TALLY HO DRIVE • ADDISON, ILLINOIS 60101 • (630) 250-0777

BALLENTINE BAUER INVESTMENTS, INC
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

BALANCE SHEET

ASSETS	
Cash	($1,785.54)
Clearing Deposit	$28,063.35
Proprietory Account	$0.00
Commissions Receivable	$0.00
Fixed Assets - Net	$3,149.68
Office Security Deposit	$0.00
Other Deposits	$0.00
TOTAL ASSETS	$29,427.49
LIABILITIES & CAPITAL	
LIABILITIES	
Accrued Accounts Payable	$0.00
Accrued Commission Payable	$0.00
Payroll Taxes Payable	$0.00
Income Taxes Payable	$0.00
Sub Loan Agreement I	$0.00
Sub Loan Agreement II	$0.00
TOTAL LIABILITIES	$0.00
CAPITAL	
Common Stock - ISSUED & OUTSTANDING	$2,000.00
TREASURY STOCK	$1,000.00
Retained Earnings - Jan 01	$33,661.96
Prior Profit/Loss	($852.29)
Month Profit/Loss	($6,382.18)
TOTAL CAPITAL	$29,427.49
TOTAL LIABILITY & CAPITAL	$29,427.49

BALLENTINE BAUER INVESTMENTS, INC
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

INCOME STATEMENT
12 MONTHS ENDED DECEMBER 31, 2001

INCOME		
Commissions	$47,216.81	
Interest Earned	$235.75	
Gain/(Loss) On Sale Of Stock	$0.00	
Unrealized Gain/(Loss)	$0.00	

		$47,452.56
EXPENSES		
Advertising	$230.55	
Answering Services	$0.00	
Bank Service Charges	$254.00	
Books & publications	$300.00	
Contributions	$0.00	
Depreciation Expense	$3,425.88	
Entertainment Expenses	$1,649.49	
Income Tax Expense	$0.00	
Insurance	$3,217.74	
Interest Expense	$1,176.20	
Legal & Professional Fees	$4,594.03	
Misc Sundry Expenses	$1,100.00	
Office Maintenance	$3,392.58	
Office Move Expenses	$2,500.00	
Office Supplies	$2,577.00	
Other Professional Dues	$0.00	
Payroll Taxes	$14.00	
Postage & Delivery	$638.35	
Registration & Filing Fees	$1,506.00	
Rent	$8,871.74	
SIPC General Assessments	$300.00	
Telephone	$2,206.27	
Travel Expenses	$1,775.00	
Utilities	$3,050.31	
Vehicle Expenses	$4,975.38	
Wages & Commissions	$6,932.51	

TOTAL EXPENSES		$54,687.03

NET PROFIT/LOSS		($7,234.47)
		============

BALLENTINE BAUER INVESTMENTS, INC
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

STATEMENT OF CHANGES IN
FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2001

CASH FLOW FROM ACTIVITIES		
NET INCOME FROM COMMISSIONS	-$7,470.22	
INTEREST EARNED	$235.75	
GAIN/(LOSS) ON SALE OF STOCK	$0.00	
UNREALIZED GAIN/(LOSS) ON STOCK	$0.00	
NON CASH ITEMS:		
DEPRRECIATION EXPENSE	$3,425.88	
DECREASE IN ACCOUNTS RECEIVABLE	$6,903.24	
(DECREASE) IN ACCOUNTS PAYABLE	-$11,978.12	
CHANGE IN SUB LOAN AGREEMENTS	$0.00	

NET CASH PROVIDED FROM OPERATIONS		-$8,883.47
CASH FLOWS FROM INVESTING AND FINANCING ACTIVITIES		
INCREASE IN NOTES PAYABLE	$0.00	
SALE OF MARKETABLE SECURITIES	$0.00	
PURCHASE OF EQUIPMENT	$0.00	

NET CASH USED FOR INVESTING & FINANCING		$0.00

NET INCREASE/(DECREASE) IN CASH		-$8,883.47

CASH, BEGINNING OF YEAR		$35,161.28

CASH, END OF YEAR		$26,277.81
		============

BALLENTINE BAUER INVESTMENTS, INC
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE, DECEMBER 31, 2000	$3,000.00	$33,661.96	$36,661.96
NET INCOME	----------	-$7,234.47	-$7,234.47
BALANCE, DECEMBER 31, 2001	$3,000.00	$26,427.49	$29,427.49

BALLENTINE BAUER INVESTMENTS, INC
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

NET CAPITAL - DECEMBER 31, 2001

Net Worth	$29,427.49	
Less: Non Allowable Assets	($3,149.68)	
Adjusted Net Worth		$26,277.81
Less: Haircuts - Clearing Account	$561.27	
Haircuts - Inventory	($0.00)	
Tentative Net Capital		$25,716.54
Sub Loan Add Back	$0.00	
TOTAL NET CAPITAL		$25,716.54

MINIMUM CAPITAL REQUIRED	$5,000.00
EXCESS OVER MINIMUM CAPITAL	$20,716.54
EXCESS OVER 120% OF MINIMUM CAPITAL	$19,716.54
AGGREGATE INDEBTEDNESS	$0.00
OTHER LIABILITIES	$0.00

AI/NC 0.00%

BALLENTINE BAUER INVESTMENTS, INC
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital

STOCKHOLDER'S EQUITY	$29,427.49
NON-ALLOWABLE ASSETS:	
FIXED ASSETS - NET	$3,149.68
COMMISSIONS RECEIVABLE OVER 30 DAYS	$0.00
OTHER ASSETS	$0.00
EXCESS CLEARING DEPOSIT	$0.00
TOTAL NON-ALLOWABLE ASSETS	$3,149.68
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$26,277.81
HAIRCUTS ON SECURITIES:	
MONEY MARKET BALANCES	$561.27
NET CAPITAL BEFORE SUBORDINATED LOANS	$25,716.54
SUBORDINATED LOANS ADD BACK	$0.00
NET CAPITAL	$25,716.54
MINIMUM CAPITAL REQUIREMENT - THE GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $21470.89	$5,000.00
EXCESS NET CAPITAL	$20,716.54
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
COMMISSIONS PAYABLE	$0.00
ACCOUNTS PAYABLE	$0.00
PAYROLL TAXES PAYABLE	$0.00
TOTAL AGGREGATE INDEBTEDNESS	$0.00

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A AS OF DECEMBER 31,2001):

NET CAPITAL, AS REPORTED IN THE COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$25,716.54
AUDIT ADJUSTMENTS:	
INCREASE IN NON-ALLOWABLE ASSETS	$0.00
OTHER ADJUSTMENTS	$0.00
NET CAPITAL PER ABOVE	$25,716.54